3 Gavish Street
POB 2454
Kfar Saba
Israel 44254

December 1, 2011

By EDGAR
Mr. Eric Atallah
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Atallah

Re:	SPO Medical Inc. (the “Company”) Form 10-K for the year ended December 31, 2010 Filed April 14, 2011 File No. 000-11772

With reference to the comment letter dated October 13, 2011 from the Staff of the Commission ("Comment Letter"), relating to the Annual Report on Form 10-K (the "Annual Report") filed by the Company on April 14, 2011, on behalf of the Company, below are Company's responses to the requests raised in the Staff's Comment Letter. The numbered paragraphs below correspond to the numbered paragraph of the Comment Letter.

At the outset, please allow me to express our gratitude for the extension of time to respond to the Staff’s comments.

Item 9A  (T). Controls and Procedures, page 26

1. We note that you conduct a significant portion of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?
•
Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response

The Staff is advised that significant portion of our operations are conducted outside the United States, primarily from Israel. However, for the reasons discussed below, we do not believe that the focus of our operations presents any specific risk that needs to be addressed in relation to the preparation of our financial statements and/or internal controls relating thereto.

The Staff is advised that due to the limited number of employees and the low volume of operating activities, the Company doesn't utilize a separate internal audit function. We evaluate and assess internal controls over financial reporting by considering and analyzing the nature of our transactions for the period reported. On an on-going basis, management makes estimates and judgments to evaluate the effectiveness of internal controls. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

As disclosed by the Company in Item 9A(T) from the Annual Report on Form 10-K for the year ended December 31, 2010  filed by the Company on April 14, 2011, the Company's Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters. However, at this time, management has decided that considering the employees involved, the control procedures in place, and the outsourcing of certain financial functions, the risks associated with such lack of segregation are low and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of the business increases and sufficient capital is secured, it is the Company’s intention to increase staffing to mitigate the current lack of segregation of duties within the general administrative and financial functions.

How do you maintain your books and records and prepare your financial statements?
•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us the basis of accounting you use and describe the process you go through to convert your books and records to U.S. GGAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response

The Company maintains its books and records in accordance with US GAAP.

The Staff is advised that the majority of our transactions in the ordinary course of business revolve around the operating activities of the Company. These transactions are fairly simple from the accounting aspects. For all other non-routine transaction, we prepare a memo that describes the transactions and the main terms of the transactions, including the correct method to account for it based on the specifications in the codification. Only then is the transaction recorded.

The Staff is also advised that we currently maintain only one system of books and records that are under US GAAP so all controls in place including the memos described earlier are prepared and maintained with US GAAP compliance as the target.

Who is involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified	Public Accountant (U.S.) or Certified Management Accountant; and
•	about his or her professional experience, including experience with U.S. G.A.A.P. and evaluating effectiveness of internal control over financial reporting.
Response

The Staff is respectfully advised that the process of preparing and supervising the financial statements involves two key participants working internally with the specific tasks as described below. Final review and determinations are made by Mr. Braunold, the Company’s Chief Executive Officer.

The corporate bookkeeper is an employee of the Company, works out of Israel and is responsible for the initial preparation of the financial statements including, cut-off dates, property and equipment recording, depreciation and amortization.

The corporate controller (CPA, BA economics and accounting), also an employee of the Company, works out of Israel and is responsible for the following areas: cash, accounts receivable, inter-company transactions, property & equipment, prepaid assets, amortization and depreciation, accounts payable, employee benefits, and general ledger maintenance. The corporate controller is also  responsible for the following tasks:

•	review of the financial statements to assure completeness, accuracy and compliance with US GAAP;

•	review of comparisons of the financial statements to prior periods, forecasted results and amounts and considering recent events and transactions;

•	verification of all valuations and assumptions made in the course of preparations of financial statements;

•	analysis of results and balances as compared to prior periods, forecasted results and amounts and considering recent events and transactions;

•	review of new agreements and accounting treatment in compliance with US GAAP;

•	review to ensure accuracy of account reconciliations of the above listed areas;

•	review to ensure that bookkeeping of the above listed areas is in compliance with US GAAP;

•
preparation of the financial statements including, end of quarter accruals, revenue recognition, cut-off dates, debt measurements, fair value measurements, property and equipment recording, depreciation and amortization, accounting implementation of agreements, implementation of new accounting standards;

•	review of the financial statements including reconciliation of amounts in the financial statements and in the notes to supporting documents.

The corporate controller participates in US GAAP conferences and training days conducted by the big audit firms throughout the year, including regarding recent trends and changes in US GAAP and SEC rules and regulations. She also receives on a regular basis US GAAP updates including recently issued accounting standards, participates in trainings on specific issues on accounting requirements and implementation of events and transactions more related to our Company. In addition, she is a member of the Israeli Institute of Certified Public Accountants.

Our corporate controller holds a CPA degree in Israel and from March 2000 to December 2003 worked for the Israel based affiliate of Ernst & Young and her main focus was the audit of financial statements.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal controls over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response

Not applicable

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response

Not applicable

Do you have an audit committee financial expert?
We note that you have identified Ms. Pauline Dorfman as your audit committee financial expert in your filing. Please describe her qualifications, including the extent of her knowledge of US GAAP and internal control over financial reporting.

Response

Ms. Pauline Dorfman served as our audit committee financial expert at the time of the filing.  As disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, on May 15, 2011, Ms. Pauline Dorfman resigned from our board of directors.  She has served as a Company director since April 2005.

As a qualified chartered accountant since 2001, Ms. Dorfman is well familiar with US GAAP, internal control and financial reporting. She also consults to government, commercial business, law and accounting firms in the area of valuations, forensic investigations, litigation support and dispute resolution. Ms. Dorfman also specializes in conducting analysis and financial investigations in connection with valuations for various purposes such as international development disputes, income tax, estate planning, matrimonial disputes, and economic damage quantification for breach of contract and insurance related matters such as expropriations, business interruptions and personal injuries. Prior to this assignment, Ms. Dorfman worked for 10 years with the Toronto Dominion Bank in the finance and commercial lending departments analyzing the financial risk of various bank investments and strategies, assisting in the development of new bank products, developing accounting policies and controls and meeting the external and internal financial reporting requirements of the bank.  We believe Ms. Dorfman’ accounting and corporate financial market experience makes her well suited to address the accounting related matters we face.

2. Additionally we note your disclosure that in connection with your restructuring you revised and improved your internal control processes. Please explain to us the specific actions and changes that you implemented in your internal controls over financial reporting. In addition please revise future filings to provide any disclosures required by Item 308(c) of Regulation S-K.

Response

The reference to an improved internal control process (as a result of the restructuring) was inadvertent and mistaken. The Company will address this matter in the upcoming annual report on Form 10-K for the year ended December 31, 2011.

In addition, future filings will contain the required disclosures.

Note 10 – Private Placements, page F-15 Issuance of Common Stock, page F-16

3. We note that the warrants you issued in conjunction with your July 29, 2010 offering were accounted for as derivative liabilities. Please explain to us the valuation methodology and any significant assumptions you used for valuing these warrants at issuance and at December 31, 2010. Revise future filings to provide all of fair value disclosures required by FASB ASC section 820-10-50.

Response

The staff is advised that the Company used the BLACK-SCHOLES model using the following assumptions: Volatility - calculated based on Company's price of its publicly quoted stock over the last years;  Risk free interest - the Company used U.S. treasury zero-coupon issues with remaining time equal to the expected term.

Future filings will clarify the required disclosures.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely, /s/ Michael Braunold Michael Braunold, Chief Executive Officer